SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the transition period from ______ to _______
Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware Corporation Retirement Savings Plan, 14901 South Orange Blossom Trail, Orlando, Florida 32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Tupperware Corporation, 14901 South Orange Blossom Trail, Orlando, Florida 32837

Tupperware Corporation
Retirement Savings Plan
Financial Statements
December 31, 2001 and 2000

Tupperware Corporation

Retirement Savings Plan
Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America
Suite 2400
390 North Orange Avenue
Orlando FL 32801-9865
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Certified Public Accountants

To the Participants and Administrator of
the Tupperware Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Corporation Retirement Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and investment assets (acquired and disposed of within the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 14, 2002
Orlando, Florida

Tupperware Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments	$90,111,103	$92,093,026
Receivables:		
Due from brokers for securities sold	-	59,706
Accrued income	172,516	160,473
Employee contributions	60,190	-
Company contributions	67,390	37,806
Total receivables	300,096	257,985
Total assets	90,411,199	92,351,011
LIABILITIES		
Accrued expenses	22,572	123,581
Due to brokers for securities purchased	172,586	-
Total liabilities	195,158	123,581
Net assets available for benefits	$90,216,041	$92,227,430

The accompanying notes are an integral part of these financial statements.

Tupperware Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Net Assets Available for Benefits	
At Beginning of Year	$92,227,430
Additions to Net Assets:	
Net Company contributions	2,674,047
Employees' contributions	2,700,614
Employees' rollovers	33,762
Net depreciation in fair value of investments	(6,186,204)
Interest and dividend income	4,473,095
Total additions	3,695,314
Deductions from Net Assets:	
Distributions to participants for benefit payments	5,582,345
Administrative expenses	124,358
Total deductions	5,706,703
Net Assets Available for Benefits	
At End of Year	$90,216,041

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The Tupperware Corporation Retirement Savings Plan (the Plan) is a defined contribution plan covering eligible employees of Tupperware U.S., Inc., Dart Industries Inc., Tupperware Products, S.A., Tupperware Services, Inc., Tupperware Home Parties Corporation and Tupperware Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The investment assets of the Plan are held in the Tupperware Corporation Defined Contribution Trust (the Trust). Effective September 1, 2000, Fidelity Management Trust Company (Fidelity) succeeded Bankers Trust Company, a subsidiary of Deutsche Bank, as the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Directors Committee of the Board of Directors of the Company.

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees, whose customary employment is for at least 1,000 hours during a year, may participate in the Plan following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan following the 12-month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the Code). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

NOTE 1 – DESCRIPTION OF THE PLAN - CONTINUED

Contributions - Continued
All eligible participant contributions are tax-deferred contributions pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company contributions to the Plan are comprised of matching contributions and basic contributions. Company matching contributions are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation, and Company basic contributions are an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the SSWB) of $80,400 for 2001 and $76,200 for 2000, and 6% of eligible compensation above the SSWB.

Participants elect to invest their contributions and the basic Company contribution in 1% increments in eleven investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, guaranteed investment contracts, international equities, Company stock and mixed funds which invest in a combination of stock, bond, and money market mutual funds which become more conservative as the fund reaches retirement. All Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of vested and future Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively.

Vesting and Distribution Options
Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions

NOTE 1 – DESCRIPTION OF THE PLAN - CONTINUED

Vesting and Distribution Options - Continued

from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and bear interest at a rate of prime at the beginning of each month as published by the Wall Street Journal plus one percentage point at the time the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investments using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. Forfeitures applied to reduce Company contributions during the years ended December 31, 2001 and 2000 were $103,734 and $67,630, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company.

Asset Valuation

The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Investments traded in listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Investments for which quotations are not readily available are stated at estimated fair values as determined by the Trustee. Participant loans are stated at cost, which approximates fair value. Common/Collective trusts, which invest primarily in guaranteed investment contracts, are valued at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Asset Valuation - Continued

During the year ended December 31, 2000, the Plan held fully-benefit responsive contracts with Bankers Trust. These are synthetic investment contracts, whereby individual assets are placed in a trust with ownership by the Plan and Bankers Trust issues a wrapper contract that provides that holders can, and must, execute transactions at contract value. The Trustee maintains the contributions in a general account. The account is credited with earnings on the underlying investments and participant contributions and charged for participant withdrawals and administrative expenses. Individual assets of the synthetic contracts are valued at representative market prices. The wrappers are valued as the difference between fair value of the assets and contract value of the investment contracts. The contracts are included in the financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The carrying value of these instruments was $29,246,328 at December 31, 2000. The investments were sold during fiscal year 2001.

These instruments were sold in March 2001, and have been replaced by the Fidelity Managed Income Portfolio investment option.

Security Transactions and Investment Income

Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the change in the unrealized appreciation (depreciation) on those investments. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

NOTE 3 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continues into the future; however, MCEB reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

NOTE 4 - TAX STATUS

The Plan has obtained a favorable determination letter dated June 1, 1998, on the tax status of the Plan from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - INVESTMENTS

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Net investment income/(loss) included in the Plan's statement of changes in net assets available for plan benefits represents the Plan's net realized gain/(loss) on sale of investments, change in unrealized appreciation/depreciation in the fair value of investments, interest income, dividend income, and administrative expenses for the year. The net investment income/(loss) is allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

NOTE 5 – INVESTMENTS – CONTINUED

Investments that represent five percent or more of the Plan's total assets available for benefits at December 31, 2001 and 2000 are as follows:

Description	2001	2000
Investments at fair value		
Tupperware Corporation Common Stock*	$ 15,280,188	$ 15,261,928
Spartan US Equity Index Fund	10,094,048	22,058,622
Fidelity Small Cap Selector	6,887,510	6,847,932
Fidelity Diversified International Fund**	2,326,573	6,070,149
Fidelity Freedom Income Fund	4,771,855	-
Fidelity Freedom 2010 Fund	9,102,314	-
Fidelity Freedom 2020 Fund	4,738,439	-
Fidelity Freedom 2030 Fund	13,442,328	-
Fidelity Managed Income Portfolio***	16,498,528	-
Other	6,969,320	12,608,067
Investments at contract value		
Miller, Anderson & Sherrerd Group Annuity, 7.440%	-	29,246,328
Total Assets Held for Investment	$ 90,111,103	$ 92,093,026

* Includes nonparticipant-directed amounts
** Represents less than five percent of the Plan's total assets at December 31, 2001
*** This investment holds assets stated at fair value and contracts that are stated at contract value

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,186,204 as follows:

Common stock	$ (643,543)
Registered investment companies	(5,542,661)
	$(6,186,204)

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the fund containing the nonparticipant-directed investments as of December 31 is as follows:

Company Stock Fund	**2001**	**2000**
Net Assets:		
Tupperware Corporation common stock	$15,280,188	$15,261,928
Short-term investments	235,987	240,536
Receivables	172,516	198,293
Other liabilities	(176,189)	(4,395)
	$15,512,502	$15,696,362

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$ 1,594,191
Participant loans, net	(22,086)
Dividend & interest income	675,822
Net depreciation in fair value of investments	(643,543)
Benefits paid to participants	(410,281)
Administrative expenses	(29,041)
Net transfers to participant-directed investments	(1,348,922)
	$ (183,860)

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investments managed currently by Fidelity, Plan Trustee, and previously by Bankers Trust, former Plan Trustee. Transactions with the Trustees qualify as party-in-interest transactions. Amounts paid to Fidelity and Bankers Trust were for trustee and performance management fees; no fees were paid by the Plan for investment management services for the years ended December 31, 2001 or 2000.

The Plan invests in the stock of the Company and, for the years ended December 31, 2001 and 2000, the current value and number of shares was $15,280,188 and 793,776 and $15,261,928 and 746,761, respectively. For the year ended December 31, 2001, the Plan purchased 363,700 shares for $7,842,435, and sold 316,685 shares for $7,166,933.

Tupperware Corporation

Schedule I

Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

Description	Par Value or Number of Shares	Cost	Current Value
Common/Collective Trust			
*Fidelity Managed Income Portfolio	16,498,528	$16,498,528	$16,498,528
Registered Investment Companies			
*Spartan US Equity Index Fund	248,377	12,647,396	10,094,048
*Fidelity Small Cap Selector	409,971	7,292,043	6,887,510
*Fidelity Diversified International Fund	121,938	2,916,253	2,326,573
*Fidelity Freedom Income Fund	436,583	4,830,476	4,771,855
*Fidelity Freedom 2000 Fund	338,520	3,964,956	3,899,755
*Fidelity Freedom 2010 Fund	721,833	9,665,862	9,102,314
*Fidelity Freedom 2020 Fund	376,664	5,197,574	4,738,439
*Fidelity Freedom 2030 Fund	1,070,249	15,037,402	13,442,328
*Fidelity Freedom 2040 Fund	233	1,695	1,722
Total Registered Investment Companies		61,553,657	55,264,544
*Tupperware Corporation, Common Stock, $0.01 par	793,776	17,035,682	15,280,188
*Fidelity Short Term Investments/Money Market Funds	$235,987	235,987	235,987
*Participant Loans: Interest rates ranged 7%-10%; terms from 1 to 5 years		2,381,856	2,831,856
Total Investments		$97,705,710	$90,111,103

* Identified as a party-in-interest.

Tupperware Corporation

Schedule II

Retirement Savings Plan
Schedule of Investment Assets (Acquired and Disposed of Within the Year)
Year Ended December 31, 2001

Description	Par Value or Number of Shares	Purchase Cost	Sales Proceeds
Participant Loans	$1,361,511	$1,361,511	
Various rates and durations	1,260,674		$1,260,674

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/28/02

TUPPERWARE CORPORATION
RETIREMENT SAVINGS PLAN

By: Thomas M. Roehlk

Thomas M. Roehlk,
Chairman of the Management Committee
for Employee Benefits

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Certified Public Accountants to the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-18331) of Tupperware Corporation of our report dated June 14, 2002 relating to the financial statements of the Tupperware Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 14, 2002